February 23, 2007

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	iShares COMEX Gold Trust

Post-Effective Amendment No. 3 to Registration Statement

SEC File Number: 333-112589

Form A-W Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Barclays Global Investors International Inc., a Delaware corporation acting in its capacity as the sponsor of the iShares COMEX Gold Trust (in such capacity, the “Sponsor”), hereby requests the immediate withdrawal of its Post-Effective Amendment No. 3 (the “Post-Effective Amendment”) to the Registration Statement on Form S-1 No. 333-112589.

The Post-Effective Amendment was filed with the Securities and Exchange Commission (the “Commission”) on February 22, 2007 and incorrectly tagged as a post-effective amendment instead of a new automatic shelf registration statement.

Accordingly, the Sponsor is requesting that the Post-Effective Amendment that was filed on February 22, 2007 be withdrawn and will be filing a new registration statement correctly tagged.

The Sponsor confirms that no securities have been sold pursuant to the Post-Effective Amendment.

Thank you for your assistance in this matter.

Very truly yours,

BARCLAYS GLOBAL INVESTORS INTERNATIONAL INC.

By:	/S/ MICHAEL A. LATHAM
Name:	Michael A. Latham
Title:	Director, Chief Executive Officer, President